January 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Armata Pharmaceuticals, Inc. — Request to Withdraw Registration Statement on Form S-1 (File No. 333-235656)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Armata Pharmaceuticals, Inc., a Washington corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-235656), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 20, 2019.

The Registration Statement has not been declared effective by the Commission, no shares of common stock of Company have been, or will be, issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued.

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the immediate withdrawal of the Registration Statement (together with all exhibits thereto) on the grounds that the Company, in connection with its pursuit of an alternative financing opportunity, has decided not to engage in the offering to which the Registration Statement relates to at this time.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please do not hesitate to contact our securities counsel, Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

Sincerely,

/s/ Todd R. Patrick

Todd R. Patrick
Chief Executive Officer